UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Sleep Number Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83125X103

(CUSIP Number)

STADIUM CAPITAL MANAGEMENT, LLC

199 Elm Street

New Canaan, CT 06840-5321

(203) 972-8235

STEVE WOLOSKY

ELIZABETH GONZALEZ-SUSSMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 13, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,002,227*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,002,227*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,002,227*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IA, OO

*Includes 470,000 Shares underlying certain call options which are currently exercisable.

2

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Capital Management GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,002,227*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,002,227*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,002,227*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

*Includes 470,000 Shares underlying certain call options which are currently exercisable.

3

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Special Opportunity I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		401,459
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

401,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

401,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,600,768*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,600,768*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,600,768*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

PN

*Includes 470,000 Shares underlying certain call options which are currently exercisable.

5

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Alexander M. Seaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,002,227*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,002,227*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,002,227*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

*Includes 470,000 Shares underlying certain call options which are currently exercisable.

6

CUSIP No. 83125X103

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used by not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

All of the Shares reported herein were purchased on behalf of the Reporting Persons using their investment capital or funds under management. The aggregate purchase price of 1,532,227 Shares reported herein was approximately $41,274,861 (including brokerage commissions and transaction costs). The aggregate purchase price of the call options referencing 470,000 Shares reported herein was approximately $502,271. All such transactions were effected in the open market unless otherwise noted in Schedule A.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 13, 2023, the Reporting Persons issued a letter and press release (the “September 13 Letter”) to the Board requesting a meeting with the independent directors to discuss the urgent need for shareholder-driven Board change. In the September 13 Letter, the Reporting Persons asserted that the Board has presided over abysmal shareholder returns, egregious capital allocation, poor corporate governance practices and questionable compensation decisions. The Reporting Persons also expressed their views that the Board’s ineffective oversight has enabled management to let costs run out-of-control in pursuit of its wellness technology strategy.

The Reporting Persons also expressed disappointment with the Board’s rejection of a good faith offer to collaborate on director refreshment, including to add a representative of the Reporting Persons to the Board.

The Reporting Persons remain open to engaging constructively with the Board and urge the independent directors to meet with them directly.

The foregoing description of the September 13 Letter is qualified in its entirety by reference to the full text of the September 13 Letter filed as Exhibit 99.1 to this Amendment No. 1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated to read as follows:

(a) – (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 1 are incorporated herein by reference. As of the date of this Amendment No. 1, the Reporting Persons beneficially owned 2,002,227 Shares, including 470,000 Shares underlying certain call options, representing approximately 9.0% of the outstanding Shares. The percentage in this paragraph relating to beneficial ownership of Shares is based upon 22,214,000 Shares outstanding as of July 1, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

7

CUSIP No. 83125X103

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	September 13 Letter

8

CUSIP No. 83125X103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2023

STADIUM CAPITAL MANAGEMENT, LLC

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

STADIUM CAPITAL MANAGEMENT GP, L.P.

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

STADIUM SPECIAL OPPORTUNITY I, L.P.

By:	Stadium Capital Management GP, L.P.
General Partner

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

STADIUM CAPITAL PARTNERS, L.P.

By:	Stadium Capital Management GP, L.P.
General Partner

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

9

CUSIP No. 83125X103

/s/ Alexander M. Seaver
Alexander M. Seaver

10

CUSIP No. 83125X103

SCHEDULE A

Transactions in the Securities of the Issuer Since the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

STADIUM CAPITAL PARTNERS, L.P.

Purchase of Common Stock	1,814	24.8885	09/06/2023
Purchase of Common Stock	86,427	24.5999	09/07/2023
Purchase of Common Stock	16,816	24.4930	09/08/2023
Purchase of Common Stock	7,709	24.6927	09/13/2023